Exhibit 23.2

Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to the Registration Statement (Form S-3 No. 333 - 183111) and related Prospectus of Zillow, Inc. for the registration of Class A common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities, stock purchase contracts, stock purchase units or warrants and to the incorporation by reference therein of our report dated January 9, 2012, with respect to the financial statements of Diverse Solutions, Inc. included in Zillow, Inc.’s Current Report on Form 8-K, as amended, filed with the Securities and Exchange Commission on January 13, 2012.

/s/ Ernst & Young LLP

Seattle, Washington

August 24, 2012